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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____)*


                        FlashNet Communications, Inc.
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                               (NAME OF ISSUER)

                          Common Stock, no par value
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                        (TITLE OF CLASS OF SECURITIES)

                                 338527 10 4
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                                (CUSIP NUMBER)

  M. Scott Leslie, 1812 North Forest Park Boulevard, Fort Worth, Texas 76102
                                (817) 332-8883
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                               COMMUNICATIONS)

                                March 15, 1999
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   / /.

Check the following box if a fee is being paid with the statement  / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP No. 338527 10 4                                         Page 1 of 5 Pages


-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Fourteen Hill Capital, L.P.
          Fourteen Hill Management, L.L.C.
          Point West Capital Corporation
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /
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 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
          WC
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (E)                                                         / /
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                               7     SOLE VOTING POWER

                                          0
                             --------------------------------------------------
                               8     SHARED VOTING POWER
   NUMBER OF
    SHARES                                1,120,266
 BENEFICIALLY                --------------------------------------------------
   OWNED BY                    9     SOLE DISPOSITIVE POWER
     EACH
   REPORTING                              0
    PERSON                   --------------------------------------------------
     WITH                      10    SHARED DISPOSITIVE POWER

                                          1,120,266
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,120,266
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.4%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
          PN, OO, CO
-------------------------------------------------------------------------------
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the common stock, no par value ("Common Stock"), of FlashNet Communications, Inc. ("FlashNet"). The address of the principal executive offices of FlashNet is:

                       1812 North Forest Park Boulevard
                           Fort Worth, Texas 76102

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  NAME:

               This Schedule 13D is being filed by Fourteen Hill Capital, L.P., Fourteen Hill Management, L.L.C., the general partner ("General Partner") of Fourteen Hill Capital, L.P., and Point West Capital Corporation ("Member"), a publicly held corporation, and the sole member of Fourteen Hill Management, L.L.C.

          (b)  BUSINESS ADDRESS:

               The principal executive office for both Fourteen Hill Capital, L.P., General Partner and Member is 1700 Montgomery Street, Suite 25, San Francisco, California 94111.

          (c)  BUSINESS PURPOSE:

               Fourteen Hill Capital is engaged in the business of making small business investments.
               General Partner is engaged in the business of managing small business investment companies.
               Member is engaged in the business of financial services.

          (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

               During the previous five years, neither Fourteen Hill Capital, L.P., nor General Partner, nor Member, nor, to the best knowledge of Fourteen Hill Capital, L.P., General Partner and Member, any director or executive officer of Fourteen Hill Capital, L.P., General Partner or Member, (a) has been convicted in a criminal proceeding or (b) has been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws.

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          (e)  STATE OF ORGANIZATION:

               Fourteen Hill Capital, L.P. is a Delaware limited partnership. General Partner is a Delaware limited liability company. Member is a Delaware corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          In May and August of 1998 Fourteen Hill Capital, L.P. purchased a total of 329,490 shares of FlashNet's Series A Convertible Preferred Stock for $2,000,000. The source of funds for such purchase was working capital. On March 19, 1999, the date of consummation of FlashNet's initial public offering, Fourteen Hill Capital, L.P.'s shares of preferred stock were automatically converted into 1,120,266 shares of FlashNet's Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

          Fourteen Hill Capital, L.P. acquired the FlashNet Common Stock as described above and holds the Common Stock as an investment. Fourteen Hill Capital, L.P., General Partner and Member intend for FlashNet's Common Stock to continue to be eligible for trading on the NASDAQ National Market. Fourteen Hill Capital, L.P., General Partner or Member may make purchases of FlashNet Common Stock from time to time and may dispose of any or all of such shares held by them at any time following the expiration of a lock-up period on September 11, 1999 (pursuant to the Lock-Up Agreement described below). Neither Fourteen Hill Capital, L.P., nor General Partner, nor Member have present plans nor contemplate any present proposals that would result in any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Fourteen Hill Capital, L.P., General Partner and Member are the beneficial owners of 1,120,266 shares of FlashNet's Common Stock (or approximately 8.4% of its outstanding shares). Fourteen Hill Capital, L.P., General Partner and Member share the power to vote and dispose of all these shares.

          Except as set forth above, neither Fourteen Hill Capital, L.P., nor General Partner, nor Member nor, to the best knowledge of Fourteen Hill Capital, L.P., General Partner and Member, any director or executive officer of Fourteen Hill Capital, L.P., General Partner or Member beneficially own any of the FlashNet Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Fourteen Hill Capital, L.P. is a party to a Lock-Up Agreement entered into in connection with FlashNet's initial public offering which restricts its disposition of its

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          shares of FlashNet Common Stock for a period of 180 days following
          March 15, 1999. Except as set forth above, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other persons with respect to any securities of FlashNet, including, but not limited to transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of property, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          4.1 Lock-Up Agreement, dated October 14, 1998, among Fourteen Hill Capital, LP and FlashNet Communications, Inc.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date:   March 23, 1999
                                        --------------------------------------

                                   FOURTEEN HILL CAPITAL, L.P.
                                   By: FOURTEEN HILL MANAGEMENT,
                                       L.L.C., its General Partner


                                   By:   /s/ Alan Perper
                                      ----------------------------------------

                                   Name:   Alan Perper
                                        --------------------------------------

                                   Title:   President
                                         -------------------------------------




                                   Date:    March 23, 1999
                                        --------------------------------------

                                   FOURTEEN HILL MANAGEMENT, L.L.C.


                                   By:    /s/ Alan Perper
                                      ----------------------------------------

                                   Name:        Alan Perper
                                        --------------------------------------

                                   Title:       President
                                         -------------------------------------

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                                   Date:     March 23, 1999
                                        --------------------------------------

                                   POINT WEST CAPITAL CORPORATION


                                   By:   /s/ Alan Perper
                                      ----------------------------------------

                                   Name:    Alan Perper
                                        --------------------------------------

                                   Title:   President
                                         -------------------------------------

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